UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File No. 000-30087

EMPOWER CLINICS INC. (formerly ADIRA ENERGY LTD.)
(Translation of registrant’s name into English)

Suite 505, 1771 Robson Street

Vancouver, BC

Canada V6G 1C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SUBMITTED HEREWITH

Exhibits	Description
99.1	Press Release dated October 27, 2022
99.2	Consolidated Financial Statements for year ending December 31, 2021
99.3	Management’s Discussion and Analysis for year ending December 31, 2021
99.4	Form 52-109FV2 Certification of Interim Filings - CEO
99.5	Form 52-109FV2 Certification of Interim Filings - CFO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPOWER CLINICS INC.

Date: October 27, 2021

/s/ Steven McAuley
Steven McAuley
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibits	Description
99.1	Press Release dated October 27, 2022
99.2	Consolidated Financial Statements for year ending December 31, 2021
99.3	Management’s Discussion and Analysis for year ending December 31, 2021
99.4	Form 52-109FV2 Certification of Interim Filings - CEO
99.5	Form 52-109FV2 Certification of Interim Filings - CFO

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